March 22, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Unicobe Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed December 26, 2017 File No. 333-219443

Dear Messrs.:

We express our appreciation for your prompt review of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of Unicobe Corp., a Nevada corporation (the “Company”). On behalf of the Company, we are responding to comments on the Registration Statement provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 23, 2018 (the “Comment Letter”). In conjunction with these responses, the Company is filing its Amendment No. 2 to the Registration Statement (the “Amendment”) via EDGAR.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

General

1.      Please note the updating requirements of Rule 8-08 of Regulation S-X.

               Company’s response: The financials of the Company have been updated to the date.

Cover page

2.      We note that the offering will terminate one year after the effective date, and that you may extend the offering for up to two years from effectiveness. Please clarify that, if you wish to extend the offering beyond its original term, you will file a post-effective amendment to the registration statement describing the new term and updating all other information, including financial information, before the expiration of the one-year original term.

Company’s response: The clarification has been made where appropriate that if the term of the offering is decided to be extended beyond its original term, a post-effective amendment to the registration statement describing the new term and updating all other information, including financial information, will be filed.

Use of Proceeds, page 13; Management’s Discussion and Analysis, page 18

3.      We note your response to prior comments 4 and 7. Please revise your prospectus in each of these sections and otherwise where appropriate, to clarify the total amount that Mr. Kanev has agreed to loan Unicobe, including the amounts available under each of your agreements, and the total amount of funding that remains available to the company from Mr. Kanev, given the current amount already outstanding. It appears from your disclosure that Mr. Kanev has agreed to loan Unicobe $70,000 in the aggregate, and has already loaned the company $23,967 of this amount.

Company’s response: The clarification has been made where appropriate that Mr. Kanev has undersigned to loan additional funds, unless the total sum of the loan exceeds the limitation of $70,000 from the loan agreement ($40,000) and amendment to loan agreement ($30,000). By the moment of this filing, the loan of the Company from Mr. Kanev is $23,967 ($10,177 from the verbal agreement, Exhibit 10.7, and $13,790 from the loan agreement, Exhibit 10.1). Currently, the funding remaining available to the company is $56,210 according to the loan agreement ($26,210) and the amendment to loan agreement ($30,000) filed as Exhibit 10.1 and Exhibit 10.17 respectively.

Description of Business, page 22

4.      We note your response to prior comment 10, and we re-issue our comment. Please revise to discuss the status of your initial offering, including the number of shares sold in that offering, the number that were returned and the number that remain outstanding. In this regard, it would appear that you sold only 120,000 shares in your initial offering following the return of 320,000 shares. Please also include disclosure explaining why shares sold in the initial offering were returned, and disclose the amount of the proceeds from that offering you kept and the amount you returned to investors. In this regard, we note disclosures elsewhere about the identity of the purchasers, but it is unclear why this necessarily caused those purchasers return the shares. In addition, please make corresponding revisions where appropriate in your registration statement, including by way of example and not limitation the following sections: The Offering; Dilution; Liquidity and Capital Resources and Cash Requirements; and Related Party Transactions.

5.      Company’s response: Our initial offering closed on June 6, 2017. Initially we sold 440,000 shares for a total raise of $17,600, but we subsequently canceled the subscription of 320,000 shares. The amount of proceeds that were returned to investors was $12,800, while the Company retained $4,800. The shares were returned after the Company discovered some inconsistencies with respect to the identifying documents provided by the investors. The inadequacy of the documentation raised the suspicion that the Company may had been misled with respect to the actual identity of the investors. Out of the abundance of caution, the Company believed it would be in its best interest to return the funds and have the shares cancelled. The Company has made corresponding revisions where appropriate in our registration statement, including by way of example and not limitation the following sections: The Offering; Dilution; Liquidity and Capital Resources and Cash Requirements; and Related Party Transactions.

Item 15. Recent Sales of Unregistered Securities, page 57

6.      We note your response to prior comment 14. It does not appear that you revised this section to exclude the 120,000 shares that were sold pursuant to your registration statement that was declared effective in March 2016. Note that this disclosure need only address sales of securities in unregistered transactions. If you maintain the list of all of the securities you have issued, please clarify which were sold pursuant to a registration statement and which were sold in unregistered transactions.

Company’s response: The Company has revised this section to exclude the 120,000 shares that were sold pursuant to registration statement that became effective in March 2016.

Please note that the Company has included certain changes to the Registration Statement other than those in response to the Staff’s comments.

Sincerely,

/s/ Anatoliy Kanev

Unicobe Corp.